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SEC FILE NUMBER
8-69485

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rapid Execution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 S. LaSalle Street #1525
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William D'Anna	(773) 383-9230	bdanna@sumocap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd. # 1460	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3505
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D'Anna, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rapid Execution Services, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUCAS J DARCY
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 9, 2025

Signature: ____________________

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RAPID EXECUTION SERVICES, LLC

Financial Statements

And Independent Audit Report

December 31, 2021

AVAILABLE FOR PUBLIC INSPECTION

. A Statement of financial condition bound
separately has been filed with the Securities and Exchange Commission
simultaneously herewith as a PUBLIC document.

RAPID EXECUTION SERVICES, LLC

December 31, 2021

Index

	Page
Report of Independent Registered Public Accounting Firm	**1**
Financial Statements	
Statement of Financial Condition	**2**
Notes	**3-6**

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300A
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
of Rapid Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rapid Execution Services, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Rapid Execution Services, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rapid Execution Services, LLC's management. Our responsibility is to express an opinion on Rapid Execution Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rapid Execution Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA PC
We have served as Rapid Execution Services, LLC's auditor since 2021.
Chicago, Illinois 60604
February 25, 2022

Rapid Execution Services, LLC

Statement of Financial Condition

As of December 31, 2021

Assets		
Cash and cash equivalents	$	6,844
Prepaid Asset		46
Total Assets	$	6,890
Liabilities		
Accounts Payable		0
Total Liabilities	$	0
Member's Equity		
Total member's equity	$	6,890
Total Liabilities and Member's Equity	$	6,890

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Rapid Execution Services, LLC (the "Firm", "Company" or "RapidEx") is a broker-dealer that is exclusively a member of FINRA, its Designated Examining Authority ("DEA"). The Firm is approved to only provide value-added services to broker dealers in exchange for transaction-based compensation. Therefore, it does not conduct any proprietary or other trading activities or execution services. The Firm was formed as a Limited Liability Company under Illinois law on May 19, 2014. The Firm does not hold customer funds or safe keep any customer securities as defined in SEA Rule 15c3-3. Further, the Firm maintains no securities, clearing, error or any type of account with any broker dealer.

Rapid Execution Services was sold to Sumo Holdings, LLC on December 23, 2021. Sumo Holdings LLC has guaranteed any expenses RapidEx would occur at the end of the year to continue to be a registered broker dealer.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition: The Firm does not trade or hold any securities, and, therefore does not have any reason to book or otherwise value them or have any corresponding income and expenses to record.

Use of Estimates: The preparation of financial statements in conformity with United States Generally Accepted Accounting Principals ("US GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes: The Firm has elected to be taxed under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes as the taxable income or loss of the Firm is included in the respective income tax returns of its members.

In accordance with US GAAP, the Firm is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Firm is subject to income tax examinations by

major taxing authorities for 2016-2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2021.

Cash and Cash Equivalents: The Company considers cash deposits in a business checking account to be cash equivalents.

Leases: The Company did not have any leases that had an initial term greater than twelve months, consequently, the Company has not recorded a right of use asset and corresponding lease liability under the FASB ASC 842 guidelines.

3. Revenue Recognition

The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists: b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured. The Company believes the performance obligation is satisfied when the services are performed, and the commissions are earned by the executing broker.

4. Clearing Agreement

The Firm maintains no accounts of any sort with any broker dealer.

5. Credit Concentration

The Firm's primary allowable asset permitted to qualify as regulatory net capital pursuant to SEA Rule 15c3-1 is cash maintained in business checking accounts at the Wheaton Bank & Trust. Management does not consider any credit risk associated with this account to be significant.

6. Receivable from Broker Dealer(s)

Generally, receivables from an executing broker dealer are exclusively commissions owed to the Firm pursuant to a Commission Sharing Agreement ("CSA"). They are invoiced the month following when the execution services were performed and not payable until the client for which the execution serves were performed has paid the commissions owed for those services to the executing broker. There were none as of December 31, 2021.

7. Off-Balance Sheet Risk

The Firm has no off-balance sheet risk. It has no obligations or credit risk from any financial instruments and all of its cash balances are maintained in a checking account at a US bank in amounts below the federally insured limits. It maintains cash balances substantially in excess of any amounts it may owe to its vendors and the Firm has no creditors.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2021 the Company had a net capital requirement of $5,000. The net capital rule may effectively restrict the payment of member distributions.

9. Customer Protection Requirements

Pursuant to its FINRA Membership Agreement, the Firm operates under SEA Rule 15c3-3(k)(2)(i) (the "Customer Protection Rule") and does not hold customer funds or safeguard customer securities, nor is it ever in possession of them.

10. Fair Value Disclosures

ASC 820, Fair Value Measurements and Disclosures require enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Since the Firm's only asset that qualifies as permitted regulatory is cash maintained in a business checking account, there are no required Fair Value Disclosure Statements.

11. Guarantees

Accounting Standards Codification Topic 460, Guarantees, requires the Firm to disclose information about its obligations under certain guarantee arrangements. ASC defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the

guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Firm did not enter into any guarantee arrangements during the year ended December 31, 2020.

12. Commitments

The Firm operates out of an "office hotel" pursuant to a month-to-month office agreement with Regus Management Group, LLC. The firm did not have a lease arrangement in 2021.

13. Subsequent Events

The Firm's management has evaluated events and transactions through February 28, 2022 the date these financial statements were issued. The Parent Company of RapidEx currently plans to keep the Broker Dealer dormant until such time as needed. The Parent Company has also guaranteed any expenses incurred by RapidEx to keep the firm in good standing.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300A
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rapid Executions Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Rapid Executions Services, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to value receiving transaction-based compensation for providing technology or platform services to other broker dealers, in addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Rapid Executions Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rapid Executions Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2022

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR SUMO CAPITAL, LLC

FOR THE YEAR ENDING DECEMBER 31, 2021

To the best of my knowledge and belief, the information contained herein is accurate and complete.

William D'Anna
Principal
Rapid Execution Services, LLC

February 25, 2022